SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
                RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

                           FOR THE MONTH OF APRIL 2002

                         (Commission File No. 001-14489)

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                  --------------------------------------------
             (Exact name of registrant as specified in its charter)

                   TELE CENTRO OESTE CELLULAR HOLDING COMPANY
                   ------------------------------------------
                  (Translation of registrant's name in English)

           SCS-QUADRA 2, BLOCO C, EDIFICIO ANEXO-TELEBRASILIA CELULAR
          ----------------------------------------------------------
                            -7 ANDAR, BRASILIA, D.F.
                            ------------------------
                          FEDERATIVE REPUBLIC OF BRAZIL
                          -----------------------------
                    (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                            Form 20-F X    Form 40-F
                                     ---             ---

                (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                                  Yes      No X
                                      ---    ---

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                             CNPJ 02.558.132/0001-69
                            (A PUBLICLY-HELD COMPANY)


                            TELEBRASILIA CELULAR S.A.
                             CNPJ 02.320.032/0001-08
                            (A PUBLICLY-HELD COMPANY)


                               TO ALL SHAREHOLDERS


The general shareholders' meetings, which were called by Tele Centro Oeste Celular Participacoes S.A. and by Telebrasilia Celular S.A. for April 24, 2002 through the Calls for Attendance released on April 8, 2002 and published by newspapers GAZETA MERCANTIL and DIARIO OFICIAL DO DISTRITO FEDERAL on the issues of 04.09.2002 and 04.10.2002, have been postponed to April 26, 2002. New Calls for Attendance will be published as of April 11, 2002 by the newspapers mentioned above.

                            Brasilia, April 10, 2002

                              ALEXANDRE BELDI NETTO
                            CHAIRMAN OF THE BOARD OF
   TELE CENTRO OESTE CELULAR PARTICIPACOES S.A. AND TELEBRASILIA CELULAR S.A.




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THIS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS. STATEMENTS THAT ARE NOT
STATEMENTS OF HISTORICAL FACT, INCLUDING STATEMENTS ABOUT THE BELIEFS AND EXPECTATIONS OF THE COMPANY'S MANAGEMENT, ARE FORWARD-LOOKING STATEMENTS. THE WORDS "ANTICIPATES," "BELIEVES," "ESTIMATES," "EXPECTS," "FORECASTS," "INTENDS," "PLANS," "PREDICTS," "PROJECTS" AND "TARGETS" AND SIMILAR WORDS ARE INTENDED TO IDENTIFY THESE STATEMENTS, WHICH NECESSARILY INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES. ACCORDINGLY, THE ACTUAL RESULTS OF OPERATIONS OF THE COMPANY MAY BE DIFFERENT FROM THE COMPANY'S CURRENT EXPECTATIONS, AND THE READER SHOULD NOT PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS SPEAK ONLY AS OF THE DATE THEY ARE MADE, AND THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO UPDATE THEM IN LIGHT OF NEW INFORMATION OR FUTURE DEVELOPMENTS.

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                      Tele Centro Oeste Cellular Holding Company


Date: April 11, 2002              By: /S/ MARIO CESAR PEREIRA DE ARAUJO
                                      ------------------------------------------
                                      Name:  Mario Cesar Pereira de Araujo
                                      Title: President